FOR IMMEDIATE RELEASE

Alamos Gold Inc.
CIBC Square, 141 Bay Street, Suite 4800
Toronto, Ontario, Canada M5J 0G3
Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold Announces Change to its Board of Directors

Toronto, Ontario (August 31, 2026) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced the departure of Claire M. C. Kennedy from the Board of Directors, effective August 31, following her appointment as Consul General of Canada in Chicago.

“On behalf of the Board and management team, I would like to congratulate Claire on her appointment as Consul General and thank her for her service to Alamos. Claire has been an invaluable member of the Board, since joining in November 2015. She has contributed a wealth of experience and expertise, including in her role as Chair of the Audit Committee, while overseeing a period of tremendous growth for the Company,” said John A. McCluskey, President and Chief Executive Officer. “We wish her the best of luck with her well-deserved and prestigious role in Chicago.”

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects including the IGD Expansion, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

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